The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated February 15, 2022

February , 2022	Registration Statement Nos. 333-236659 and 333-236659-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

Capped Barrier Notes Linked to the U.S. Global Jets ETF due February 23, 2024

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes are designed for investors who seek an unleveraged exposure to any appreciation of the U.S. Global Jets ETF, up to a maximum return of at least 51.50%, at maturity.
•	Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their principal amount at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about February 18, 2022 and are expected to settle on or about February 24, 2022.
•	CUSIP: 48133DCX6

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-12 of the accompanying product supplement , “Risk Factors” beginning on page US-3 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $17.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $958.50 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $930.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 4-II dated November 4, 2020, underlying supplement no. 1-II dated November 4, 2020 and the prospectus and prospectus supplement, each dated April 8, 2020

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Fund: The U.S. Global Jets ETF (Bloomberg ticker: JETS)

Maximum Return: At least 51.50% (corresponding to a maximum payment at maturity of at least $1,515.00 per $1,000 principal amount note) (to be provided in the pricing supplement)

Barrier Amount: 75.00% of the Initial Value

Pricing Date: On or about February 18, 2022

Original Issue Date (Settlement Date): On or about February 24, 2022

Observation Date*: February 20, 2024

Maturity Date*: February 23, 2024

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Payment at Maturity:

If the Final Value is greater than the Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return), subject to the Maximum Return

If the Final Value is equal to the Initial Value or is less than the Initial Value but greater than or equal to the Barrier Amount, you will receive the principal amount of your notes at maturity.

If the Final Value is less than the Barrier Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return)

If the Final Value is less than the Barrier Amount, you will lose more than 25.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Fund Return:

(Final Value – Initial Value)
Initial Value

Initial Value: The closing price of one share of the Fund on the Pricing Date

Final Value: The closing price of one share of the Fund on the Observation Date

Share Adjustment Factor: The Share Adjustment Factor is referenced in determining the closing price of one share of the Fund, and is set equal to 1.0 on the Pricing Date. The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.

PS-1 | Structured Investments Capped Barrier Notes Linked to the U.S. Global Jets ETF

Hypothetical Payout Profile

The following table and graph illustrate the hypothetical total return and payment at maturity on the notes linked to a hypothetical Fund. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns and payments set forth below assume the following:

•	an Initial Value of $100.00;
•	a Maximum Return of 51.50%; and
•	a Barrier Amount of 75.00 (equal to 75.00% of the hypothetical Initial Value).

The hypothetical Initial Value of $100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value. The actual Initial Value will be the closing price of one share of the Fund on the Pricing Date and will be provided in the pricing supplement. For historical data regarding the actual closing prices of one share of the Fund, please see the historical information set forth under “The Fund” in this pricing supplement.

Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and graph have been rounded for ease of analysis.

Final Value	Fund Return	Total Return on the Notes	Payment at Maturity
$180.00	80.00%	51.50%	$1,515.00
$165.00	65.00%	51.50%	$1,515.00
$151.50	51.50%	51.50%	$1,515.00
$150.00	50.00%	50.00%	$1,500.00
$140.00	40.00%	40.00%	$1,400.00
$130.00	30.00%	30.00%	$1,300.00
$120.00	20.00%	20.00%	$1,200.00
$110.00	10.00%	10.00%	$1,100.00
$105.00	5.00%	5.00%	$1,050.00
$101.00	1.00%	1.00%	$1,010.00
$100.00	0.00%	0.00%	$1,000.00
$95.00	-5.00%	0.00%	$1,000.00
$90.00	-10.00%	0.00%	$1,000.00
$80.00	-20.00%	0.00%	$1,000.00
$75.00	-25.00%	0.00%	$1,000.00
$74.99	-25.01%	-25.01%	$749.90
$70.00	-30.00%	-30.00%	$700.00
$60.00	-40.00%	-40.00%	$600.00
$50.00	-50.00%	-50.00%	$500.00
$40.00	-60.00%	-60.00%	$400.00
$30.00	-70.00%	-70.00%	$300.00
$20.00	-80.00%	-80.00%	$200.00
$10.00	-90.00%	-90.00%	$100.00
$0.00	-100.00%	-100.00%	$0.00

PS-2 | Structured Investments Capped Barrier Notes Linked to the U.S. Global Jets ETF

The following graph demonstrates the hypothetical payments at maturity on the notes for a sub-set of Fund Returns detailed in the table above (-80% to 80%). There can be no assurance that the performance of the Fund will result in the return of any of your principal amount.

How the Notes Work

Upside Scenario:

If the Final Value is greater than the Initial Value, investors will receive at maturity the $1,000 principal amount plus a return equal to the Fund Return, up to the Maximum Return of at least 51.50%. Assuming a hypothetical Maximum Return of 51.50%, an investor will realize the maximum payment at maturity at a Final Value at or above 151.50% of the Initial Value.

•	If the closing price of one share of the Fund increases 5.00%, investors will receive at maturity a 5.00% return, or $1,050.00 per $1,000 principal amount note.
•	Assuming a hypothetical Maximum Return of 51.50%, if the closing price of one share of the Fund increases 65.00%, investors will receive at maturity a return equal to the 51.50% Maximum Return, or $1,515.00 per $1,000 principal amount note, which is the maximum payment at maturity.

Par Scenario:

If the Final Value is equal to the Initial Value or is less than the Initial Value but greater than or equal to the Barrier Amount of 75.00% of the Initial Value, investors will receive at maturity the principal amount of their notes.

Downside Scenario:

If the Final Value is less than the Barrier Amount of 75.00% of the Initial Value, investors will lose 1% of the principal amount of their notes for every 1% that the Final Value is less than the Initial Value.

•	For example, if the closing price of one share of the Fund declines 60.00%, investors will lose 60.00% of their principal amount and receive only $400.00 per $1,000 principal amount note at maturity.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

PS-3 | Structured Investments Capped Barrier Notes Linked to the U.S. Global Jets ETF

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement, product supplement and underlying supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The notes do not guarantee any return of principal. If the Final Value is less than the Barrier Amount, you will lose 1% of the principal amount of your notes for every 1% that the Final Value is less than the Initial Value. Accordingly, under these circumstances, you will lose more than 25.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN,

regardless of any appreciation of the Fund, which may be significant.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	THE BENEFIT PROVIDED BY THE BARRIER AMOUNT MAY TERMINATE ON THE OBSERVATION DATE —

If the Final Value is less than the Barrier Amount, the benefit provided by the Barrier Amount will terminate and you will be fully exposed to any depreciation of the Fund.

•	THE NOTES DO NOT PAY INTEREST.
•	YOU WILL NOT RECEIVE DIVIDENDS ON THE FUND OR THE SECURITIES HELD BY THE FUND OR HAVE ANY RIGHTS WITH RESPECT TO THE FUND OR THOSE SECURITIES.
•	THE RISK OF THE CLOSING PRICE OF ONE SHARE OF THE FUND FALLING BELOW THE BARRIER AMOUNT IS GREATER IF THE PRICE OF ONE SHARE OF THE FUND IS VOLATILE.
•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —

You should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Maximum Return.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

PS-4 | Structured Investments Capped Barrier Notes Linked to the U.S. Global Jets ETF

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of the Fund. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

Risks Relating to the Fund

•	THERE ARE RISKS ASSOCIATED WITH THE FUND —

The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the notes.

PS-5 | Structured Investments Capped Barrier Notes Linked to the U.S. Global Jets ETF

•	THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE —

The Fund does not fully replicate its Underlying Index (as defined under “The Fund” below) and may hold securities different from those included in its Underlying Index. In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the performance of the Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities underlying the Fund (such as mergers and spin-offs) may impact the variance between the performances of the Fund and its Underlying Index. Finally, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.

During periods of market volatility, securities underlying the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

•	RISKS ASSOCIATED WITH THE AIRLINE INDUSTRY —

All or substantially all of the equity securities held by the Fund are issued by companies whose primary line of business is directly associated with the airline industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. U.S. and international passenger airlines, aircraft manufacturers, airports, terminal services companies and airline-related internet media and services companies (e.g., websites for purchasing airline tickets), which we collectively refer to as airline companies, may be adversely affected by a downturn in economic conditions that can result in decreased demand for air travel. Airline companies may also be significantly affected by changes in fuel prices, which may be very volatile, the imposition of tariffs and/or changes in labor relations and insurance costs. Airline companies may also be highly dependent on aircraft or related equipment from a small number of suppliers, and consequently, issues affecting the availability, reliability, safety or longevity of these aircraft or equipment (e.g., the inability of a supplier to meet aircraft demand or the grounding of an aircraft due to safety concerns) may have a significant effect on the operations and profitability of airline companies. Beginning in the first quarter of 2020, financial markets in the United States and around the world experienced extreme and in many cases unprecedented volatility and severe losses due to the global pandemic caused by COVID 19, a novel coronavirus. The pandemic has resulted in a wide range of social and economic disruptions, including closed borders and reduced or prohibited domestic or international travel. Some sectors of the economy and individual issuers, including airline companies, have experienced particularly large losses. These disruptions may continue for an extended period of time or reoccur in the future to a similar or greater extent. These factors could affect the airline industry and could affect the value of the equity securities held by the Fund and the price of the Fund during the term of the notes, which may adversely affect the value of your notes.

•	AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH MID-SIZE AND SMALL CAPITALIZATION STOCKS —

Some of the equity securities held by the Fund are issued by companies with mid-size or relatively small market capitalization. Mid-size and small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

•	NON-U.S. SECURITIES RISK —

Some of the equity securities held by the Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.

PS-6 | Structured Investments Capped Barrier Notes Linked to the U.S. Global Jets ETF

•	EMERGING MARKETS RISK —

Some of the equity securities held by the Fund have been issued by non-U.S. companies located in emerging markets countries. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —

Because the prices of the non-U.S. equity securities held by the Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the non-U.S. equity securities held by the Fund trade. Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities held by the Fund denominated in each of those currencies. If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the price of the Fund will be adversely affected and any payment on the notes may be reduced.

•	RECENT EXECUTIVE ORDERS MAY ADVERSELY AFFECT THE PERFORMANCE OF THE FUND —

Pursuant to recent executive orders, U.S. persons are prohibited from engaging in transactions in, or possession of, publicly traded securities of certain companies that are determined to be linked to the People’s Republic of China military, intelligence and security apparatus, or securities that are derivative of, or are designed to provide investment exposure to, those securities. If the issuer of any of the equity securities held by the Fund is in the future designated as such a prohibited company, the value of that company may be adversely affected, perhaps significantly, which would adversely affect the performance of the Fund. In addition, under these circumstances, each of the sponsor of the Underlying Index for the Fund and the Fund is expected to remove the equity securities of that company from that Underlying Index and the Fund, respectively. Any changes to the composition of the Fund in response to these executive orders could adversely affect the performance of the Fund.

•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED —

The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

PS-7 | Structured Investments Capped Barrier Notes Linked to the U.S. Global Jets ETF

The Fund

The Fund is an exchange-traded fund of ETF Series Solutions, a registered investment company, that seeks to track the performance, before fees and expenses, of the U.S. Global Jets Index, which we refer to as the Underlying Index with respect to the Fund. The U.S. Global Jets Index is composed of 50 exchange-listed common stocks (or depositary receipts), listed on developed and emerging market exchanges, of U.S. and international passenger airlines, aircraft manufacturers, airports, and terminal services companies and airline-related internet media and services companies (e.g., websites for purchasing airline tickets) across the globe, with an emphasis on domestic passenger airlines. For additional information about the Fund, see Annex A in this pricing supplement.

Historical Information

The following graph sets forth the historical performance of the Fund based on the weekly historical closing prices of one share of the Fund from January 6, 2017 through February 11, 2022. The closing price of one share of the Fund on February 14, 2022 was $22.15. We obtained the closing prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing prices above and below may have been adjusted by Bloomberg for actions taken by the Fund, such as stock splits.

The historical closing prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Pricing Date or the Observation Date. There can be no assurance that the performance of the Fund will result in the return of any of your principal amount.

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-II. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the notes. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

PS-8 | Structured Investments Capped Barrier Notes Linked to the U.S. Global Jets ETF

The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

PS-9 | Structured Investments Capped Barrier Notes Linked to the U.S. Global Jets ETF

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Fund” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying

PS-10 | Structured Investments Capped Barrier Notes Linked to the U.S. Global Jets ETF

product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021467/crt_dp139322-424b2.pdf
•	Underlying supplement no. 1-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021471/crt_dp139381-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-11 | Structured Investments Capped Barrier Notes Linked to the U.S. Global Jets ETF

Annex A

The U.S. Global Jets ETF

All information contained in this pricing supplement regarding the U.S. Global Jets ETF (the “JETS Fund”) has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, ETF Series Solutions and U.S. Global Investors, Inc. (“U.S. Global Investors”). The JETS Fund is an investment portfolio managed by U.S. Global Investors, the investment adviser to the JETS Fund. The JETS Fund is an exchange-traded fund that trades on NYSE Arca, Inc. under the ticker symbol “JETS.”

The JETS Fund seeks to track the performance, before fees and expenses, of the U.S. Global Jets Index (the “JETSX Index”). See “— The U.S. Global Jets Index” below for more information about the JETSX Index.

The JETS Fund uses a “passive management” (indexing) approach to track the performance, before fees and expenses, of the JETSX Index. The JETS Fund will generally use a “replication” strategy to achieve its investment objective, meaning it generally will invest in all of the component securities of the JETSX Index in approximately the same proportion as in the JETSX Index. However, the JETS Fund may use a “representative sampling” strategy, meaning it may invest in a sample of the securities in the JETSX Index whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the JETSX Index as a whole, when U.S. Global Investors believes it is in the best interests of the JETS Fund (e.g., when replicating the JETSX Index involves practical difficulties or substantial costs, a JETSX Index constituent becomes temporarily illiquid, unavailable or less liquid, or as a result of legal restrictions or limitations that apply to the JETS Fund but not to the JETSX Index).

The performance of the JETS Fund and the JETSX Index may differ from each other for a variety of reasons. For example, the JETS Fund incurs operating expenses and portfolio transaction costs not incurred by the JETSX Index. In addition, the JETS Fund may not be fully invested in the securities of the JETSX Index at all times or may hold securities not included in the JETSX Index. The JETS Fund may use a representative sampling strategy to achieve its investment objective, if U.S. Global Investors believes it is in the best interest of the JETS Fund, which can generally be expected to product a greater non-correlation risk.

ETF Series Solutions is a registered investment company that consists of numerous separate investment portfolios, including the JETS Fund. Information provided to or filed with the SEC by ETF Series Solutions pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-179562 and 811-22668, respectively, through the SEC’s website at http://www.sec.gov.

The U.S. Global Jets Index

All information contained in this pricing supplement regarding the U.S. Global Jets Index (the “JETSX Index”), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, U.S. Global Indices, LLC (“U.S. Global Indices”), a wholly-owned subsidiary of U.S. Global Investors. The JETSX Index was developed and is maintained and published by U.S. Global Indices and is calculated by Indxx, LLC. U.S. Global Indices has no obligation to continue to publish, and may discontinue the publication of, the JETSX Index.

The JETSX Index is composed of 50 common stocks (or depositary receipts), listed on developed and emerging market exchanges, of U.S. and international passenger airlines, aircraft manufacturers, airports, terminal services companies and airline-related internet media and services companies (e.g., websites for purchasing airline tickets), which we collectively refer to as airline companies, across the globe, with an emphasis on domestic passenger airlines.

The JETSX Index Eligibility Criteria

To be eligible for inclusion in the JETSX Index, a company must have a minimum market capitalization of $100 million and a minimum of 3-months average daily dollar traded value when the quarterly reconstitution and rebalancing process begins every quarter. Companies must also have one of the following industry classification: “Airline Carriers,” “Aircraft Manufacturers” or “Internet Media and Services” related to airlines. Aircraft part manufacturers are not considered.

An airline company is excluded from the JETSX Index if: (i) its common stock is listed solely on a securities exchange in a country that does not allow the transfer of securities “free of payment” (e.g., Brazil, China, India, Russia, South Korea, Taiwan) and (ii) no depositary receipts for that company are listed on a securities exchange in a country other than those listed above.

If a security has a local issue and a corresponding American Depositary Receipt (“ADR”), both of which match the selection criteria, the ADR is selected for inclusion in the JETSX Index. In all other cases where multiple listings of securities qualify for inclusion based on selection criteria, the more liquid listing is considered.

PS-12 | Structured Investments Capped Barrier Notes Linked to the U.S. Global Jets ETF

The JETSX Index Creation Process

A master list of the securities is initially prepared from the applicable index universe by applying the criteria of market capitalization and industry classification. Those that do not meet these criteria are removed from the initial selection list. Each company on the selection list is then screened for liquidity. The companies that do not meet the selected 3-month average daily dollar turnover are removed to obtain the final selection list. All companies on the final selection list are included in the JETSX Index.

The JETSX Index Maintenance and Adjustments

The JETSX Index is rebalanced and reconstituted quarterly in March, June, September and November. These changes become effective at the close of trading hours on the second Friday in the last month of each calendar quarter. New securities are added only on reconstitution dates. Announcement of the new index constituents will be done ten business days prior to the reconstitution date.

Constituent Weightings

The following tiered scheme is employed to allocate weights to the different securities in the index portfolio:

1.	The top four U.S. airlines by a combined ranking of market capitalization, average dollar value traded (average daily stock trade volume over the past three months multiplied by the last closing stock price) and passenger load factor (ratio of revenue passenger miles and available seat miles) each get a 10% weighting.
2.	The next eight U.S. or Canadian airlines by a combined ranking of market capitalization, average dollar value traded and passenger load factor each get a 3% weighting.
3.	The next eight U.S. or Canadian companies (non-airlines included) based on a fundamental factor ranking each get a 2% weighting.
4.	The top ten international companies (excluding U.S.) based on a fundamental factor ranking each get a 1% weighting.
5.	The next twenty international companies (excluding U.S.) based on a fundamental factor ranking each get a 0.5% weighting.

Tiers 3, 4 and 5 are scored based on multiple fundamental factors: market capitalization, average dollar value traded, cash flow return on invested capital (net cash from operating activities divided by the average total invested capital), sales-per-share growth, gross margins (gross income divided by net sales or revenue) and trailing 12-month sales yield (sales per share divided by price per share).

Corporate Actions

The JETSX Index is adjusted for certain corporate events, including mergers and acquisitions, spin-offs, suspensions, delistings, bankruptcies, cash or stock dividends, stock splits or reverse stock splits and rights issues.

Index Governance

An index committee of U.S. Global Indices (the “Index Committee”) sets policy, determines index composition and administers the JETSX Index in accordance with the index methodology. The Index Committee reserves the right to use qualitative judgement to include, exclude, adjust or postpone the inclusion of a stock. A stock may be considered for exclusion by the Index Committee on the basis of corporate governance, accounting policies, lack of transparency and lack of representation, despite meeting all the criteria provided in the index methodology.

PS-13 | Structured Investments Capped Barrier Notes Linked to the U.S. Global Jets ETF